

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 4, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   While we do not necessarily agree or disagree with your analysis in response to prior comment 2, we do not object to your registration of the offering of the depositary shares at this time. Please note that we may have further comments on this issue once we have reviewed the Deposit Agreement.

2.   While we do not necessarily agree or disagree with your analysis in response to prior comment 3, we do not have any further comments on the issues raised by that comment at this time.

Prospectus Cover Page

3.   We note your response to prior comment 6. Please expand to clarify when each of the securities you mention will be quoted. For example, disclose, if true, that the depositary shares will be quoted only until they are cancelled and that the common stock will not be quoted until the depositary shares are cancelled.

Overview, page 1

4.   Please expand your response to prior comment 11 to clarify how the factors you cite are "objective" such that it is appropriate to identify the customers you mention in your summary.

Corporate Information, page 5

5.   Please expand your revisions added in response to prior comment 18 to clarify what is meant by your disclosure that Avenue and its affiliates "specialize in distressed and undervalued securities."

6.   Please refer to our prior comment 17. We see from your response that you intend to present pro forma information at the time the estimated price range is provided in the prospectus. Please tell us how you plan to revise the pro forma information currently presented on page F-4. We will review your revised pro forma information and disclosures when provided and may have further comment.

Risk Factors, page 17

7.   We will evaluate your response to prior comment 19 after you complete the blanks in your document, including the blanks on page 125.

If our Korean subsidiary . . ., page 27

8.   We note your revisions added in response to prior comment 23. Please expand to clarify the nature of the "costly compliance" measures you mention and how those measures "could" adversely affect your business. For example, you refer to reducing energy consumption; does that mean you will be required to reduce your operations or change your manufacturing processes?

Our level of indebtedness . . ., page 29

9.   Please expand the third bullet point to clarify the amount of your borrowings that are at a variable rate of interest. Also tell us why those variable-rate borrowings do not appear to be discussed in your disclosure on pages 79 and 141.

Dilution, page 38

10.   We see that your pro forma net tangible book value per share gives effect to the offering. Please tell us and revise the disclosures in this section to clearly indicate how you plan to reflect the impact of the distribution in your determination of dilution per share to new investors.

Management's Discussion and Analysis . . ., page 55

Overview, page 55

11.   Please disclose the substance of your response to prior comment 32.

Recent Changes to Our Business, page 57

12.   We note your revisions in response to prior comment 34. Please clarify how the actions you mention "reduced [y]our costs and improved our margins," given that your disclosure on pages 68 and 69 indicates that your cost and margin improvements relate to factors other than those you mention here.

13.   Please clarify that your recent debt offering, which quadrupled your outstanding indebtedness, will have the effect of increasing your interest expenses in future periods. Quantify this known trend to the extent practicable and discuss any known trends that your increased interest expenses will have on your net income/losses.

Liquidity and Capital Resources, page 76

14.   Please clarify here, under your new risk factor which begins on page 29 and on page 142 under "Covenants," if true, that your current ratings on your debt are below investment grade. Also, it appears that your debt was already rated below investment grade prior to your recent offering in April 2010. Since that offering had the effect of quadrupling your outstanding indebtedness, please include any known trends in your credit ratings.

Contractual Obligations, page 78

15.   We note your response to prior comment 41. Please revise this section to clarify how the table in your disclosure has changed as a result of the notes offering you mention. Also revise your discussion on page 76 to clarify the operational purpose of that offering. It is unclear from your disclosure why you replaced your prior debt with the notes, particularly since a primary purpose of that note offering was to provide a distribution to your unit holders and that a significant portion of the proceeds were received from your largest unit holder.

Large Display Solutions, page 90

16.   It remains unclear from your revisions added in response to prior comment 45 how you reduce die sizes in your mobile display solutions without moving to smaller geometry processes. Therefore, we reissue the portion of prior comment 45 which requested such disclosure.

Customers, page 97

17.   Regarding your response to prior comment 50:

- It remains unclear from your disclosure whether the information you present regarding sales to LG Display is on a consolidated basis or for a single segment. Please revise, and ensure that your disclosure includes the identity of each customer who accounts for more than 10% of the sales for each segment and whose loss would materially impact your business;

- If you continue to highlight your relationships with "leading innovators" like Samsung and Sharp, as you do on page 86, and that Samsung and Sharp account for a substantial portion of your revenues, as you indicate on page 84, then please tell us how you concluded that investors can assess the relative significance of those customers without disclosure of the specific percentage of sales attributable to those customers; and

- Please clarify how the relationships you mention "were . . . adversely impacted" by your reorganization proceedings.

Directors and Executive Officers, page 99

18.   We note your response to prior comment 54. Refer to the last sentence of the disclosure regarding the business experience of each of Messrs. Elkins, Klein and Tan and revise to clarify, as appropriate, how those directors "have gained significant knowledge with respect to the management of companies through their investment in, and ownership of, numerous companies in multiple industries" and the experience they gained in "advising companies undergoing financial turnarounds," including the specific companies. Also revise to clarify which of the directors you note has "substantial long-term experience investing in multi-national semiconductor manufacturing companies" and how that investment experience relates to the significant knowledge with respect to the management of companies.

19.   We note your revisions on page 100 in response to prior comment 55; however, the nature of Mr. Elkins' management experience continues to be unclear. For example, do you mean he has 15 years of portfolio management experience?

Also, please tell us, with a view toward disclosure, the nature of the portfolio companies for whom Mr. Elkins served and serves as a director. For example, are these public companies?

Board Composition, page 102

20.   We note your revisions added in response to prior comment 57. Please expand to disclose how not having a majority of your board be "independent" satisfies the exchange rules mentioned in your document.

Assessment of Risk, page 103

21.   Your disclosure implies that your board conducted the review mentioned in your response to prior comment 63 and concluded that your compensation programs do not encourage excessive risk taking. Your response to prior comment 63 states that management conducted the review and reached that conclusion. Please reconcile.

General Background, page 106

22.   We reissue prior comment 64 with respect to the "ranges" for overall compensation mentioned in the second paragraph. Please revise to clarify this "range" and how it relates to the "overall compensation" you pay to your named executive officer.

Base Salary, page 107

23.   Please expand your revisions in response to prior comment 65 to clarify where the current base salaries of your named executive officers are in relation to the median.

24.   We note your revisions in response to prior comment 66. You refer here to a one-time payment of 20% of monthly base salary, but note 1 on page 111 indicates the payment was 30%. Please reconcile. Also, your disclosure here indicates that these payments are included in the "Bonus" column, but note 1 on page 11 indicates that the payments are in the "Salary" column. Please reconcile. Ensure that your revisions clearly identify the amount of the payments you mention for each named executive officer.

Cash Incentives, page 108

25.   Please note that prior comment 67 was not limited to your cash incentive program for 2009. Expand your response or revise your disclosure accordingly.

26.   We note your revisions in response to prior comments 68 and 72. Given your
        disclosure that the discretionary incentive you paid to Mr. Hwang, Ms. Sakai and
        Mr. McFarland was for the same purpose, please revise to clarify why different
        amounts were paid to those named executives.

27.   Please expand your revisions to the last paragraph of this section to disclose
        whether payments were made for the first fiscal quarter and, if so, the amounts of
        those payments.

Equity Compensation, page 109

28.   We note your revisions in response to prior comment 70; however, it continues to
        be unclear from your disclosure how you determined the relative proportion of
        options and restricted unit granted to your named executives. It is similarly
        unclear how you determined the amounts of restricted units to award to each
        named executive. We note the vague reference to providing an "embedded value"
        but it is unclear what that value was or how it was determined. Please revise.

Summary Compensation Table, page 111

29.   We note your response to prior comment 74. If the "bonus" for Mr. Rowe was
        fixed in amount, non-discretionary and subject only to his continued employment,
        it is unclear why it does not represent "ongoing base compensation." Similarly, if
        the "bonus" you paid to Mr. Park mentioned in note 4 and in Exhibit 10.27 was
        fixed, non-discretionary and subject only to his continued employment, it is
        unclear why that payment is reflected in the "Bonus" column. Please expand your
        response or revise, as appropriate.

Pension Benefits . . ., page 122

30.   Please expand the disclosure added in response to prior comment 77 to quantify
        the amount of the accrual resulting from the multiplier you note.

Selling Stockholders, page 125

31.   Please expand the revisions in response to prior comment 79 to disclose the price
        per unit paid in the offering you mention, and the effective price per share paid by
        Avenue including the additional shares it acquired under the backstop
        commitment referenced in your disclosure. Also, when you complete the blanks
        in your table, please ensure it is clear from your disclosure which offered shares
        are registered for resale. For example, if a selling stockholder is offering all of
        the shares related to your floating rate notes and a portion of the shares related to
        the offering you mention, please make that clear.

Certain Relationships and Related Transactions, page 130

32.   Please ensure that the full scope of your related-party transactions is clear from
        your disclosure. For example, it is unclear what amount Avenue received upon
        repayment of the senior secured credit agreement. It is similarly unclear what
        amount each of your affiliate unitholders received from the proceeds of your
        senior note offering. Please revise.

33.   Please reconcile your response to prior comment 82 that the purpose of the
        offering is to allow all equity holders to benefit with your disclosure on page 138
        that the purpose is to allow only the selling stockholders to benefit.

Rule 144, page 144

34.   Please note that prior comment 92 related to what extent, if any, your disclosure
        addressed how the time periods in Rule 144 are impacted by the 45-day period
        mentioned in your disclosure. For example, does the six month and one-year
        periods you mention include or exclude those 45 days? Please expand your
        response accordingly and cite all authority on which you rely.

Material U.S. Federal Income Tax Consequences, page 146

35.   We your revisions in response to prior comments 89 and 93 and the repeated
        statements as to what the depositary shares "should" represent, which appears to
        simply move the equivocal term that was mentioned in prior comment 89 to this
        section. If counsel *is* able to opine on a matter but doubt exists because of a lack
        of relevant authority or otherwise, you may use the term "should" to make it clear
        that the opinion is subject to a degree of uncertainty. In such cases, you should
        explain why counsel cannot give a "will" opinion, describe the degree of
        uncertainty in the opinion, and provide risk factor and/or other appropriate
        disclosure setting forth the risks to investors. If, in contrast, your counsel ***is not***
        able to opine on a material tax matter, please say so directly, disclose why counsel
        is not able to provide the opinion, and state the possible outcomes and risks to
        investors of that tax consequence. Where you are unable to provide unequivocal
        disclosure regarding the tax consequences throughout this section, please revise
        your disclosure accordingly.

Underwriting, page 150

36.   Refer to page 153. Revise to clarify the amount of senior notes purchased by each
        entity you mention and disclose the registration and exchange rights mentioned on
        page 141 and in Exhibit 4.4. Also revise to disclose the amounts those entities
        received upon repayment of your senior secured credit facilities.

Financial Statements, page F-1

Note 3. Fresh Start Reporting, page F-11

37.   Please refer to our prior comment 96. Please cite the applicable GAAP
        accounting guidance that provides for the use of an alpha factor as part of your
        determination of a discount rate. In this regard, please revise your disclosure to
        further define 'alpha factor.'

Note 4. Summary of Significant Accounting Policies, page F-16

Licensed Patents and Technologies, page F-23

38.   Please refer to our prior comment 102. We note from your response that a
        significant portion of your royalties expenses are included in SG&A expenses.
        As previously requested, please revise the filing to disclose where you present
        royalty expense charges in your income statement.

Subsequent Events, page F-58

39.   We see from your disclosure on page 30 that you may not have sufficient funds to
        make payments on the notes if MagnaChip Korea is prevented from making
        payments under its intercompany loans due to restrictions on payments of foreign
        currency or based on its ability to pay dividends in excess of statutory limitations.
        Tell us how your auditors considered this fact in conjunction with the presentation
        of your financial statements. Include in your discussion your consideration of
        Rules 4-08(e) and 12-04 of Regulation S-X as well as SAB Topic 6.K.2.

40.   We see that on April 9, 2010 your subsidiary completed the sale of $250 million
        in aggregate principal amount of 10.500% senior notes due 2018 and $130.7
        million of the proceeds was used to make a distribution to the Company's
        unitholders. Given the referenced post-balance sheet date distribution, please tell
        us if you plan to present the pro forma per share disclosures outlined in SAB
        Topic 1.B.3. If not, please explain.

Exhibits

41.   We note that in response to prior comments 111 and 113, you have requested
        confidential treatment for portions of Exhibits 10.5 and 10.54. We will review
        and provide any comments on your request separately. Please resolve all
        comments regarding your request prior to requesting effectiveness of this
        registration statement. Also, please provide us with the supplemental materials
        mentioned in your response to that comment.

John McFarland, Esq.
c/o Magnachip Semiconductor, Inc.
May 4, 2010
Page 9

* * * * * * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   You may contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

          Sincerely,

          Tim Buchmiller
          Senior Attorney

cc (via fax): Micheal J. Reagan, Esq.—DLA Piper LLP
      Khoa D. Do, Esq.—DLA Piper LLP
      Peter M. Astiz, Esq.—DLA Piper LLP